Exhibit 99.2

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

Publicly-Held Company

FINAL SUMMARY VOTING CHART

Final voting chart of the Extraordinary General Shareholders’ Meeting held on April 19, 2021, at 3 p.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, RJ, including votes cast through remote voting ballots.

Item	Description of the Resolution	Resolution	In Favor	Contrary	Abstention
(i)	Consideration and resolution on the issuance, by the Company, of the declaration required by Judgment No. 1, dated January 8, 2021, which gave rise to the Prior Consent from the National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel, for the merger of Telemar Norte Leste S.A. - In Judicial Reorganization ("Telemar"), a wholly-owned subsidiary of Oi, with and into the Company, as provided for in the Judicial Reorganization Plan	Approved	1,245,959,906	132,192	471,209,943